Exhibit 12.1

DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Calculation of fixed charges ratio:
Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy(2)	$542	$978	$925	$821	$868

Add/(deduct):
Fixed charges	138	142	131	147	265
Amortization of capitalized interest	4	3	2	2	2
Capitalized interest	(1)	(2)	(2)	(3)	(8)
Total earnings available for fixed charges	$683	$1,121	$1,056	$967	$1,127

Fixed charges:
Interest expense	$123	$125	$114	$128	$243
Capitalized interest	1	2	2	3	8
Interest component of rental expense(1)	14	15	15	16	14
Total fixed charges	$138	$142	$131	$147	$265

Ratio of earnings to fixed charges	4.9x	7.9x	8.1x	6.6x	4.3x

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(1)	Represents a reasonable estimate of the interest component of rental expense incurred by us.

(2)
Due to the completion of the IRS audit for our 2006-2008 federal income tax returns in August 2013, we recognized $430 million of other expense, net, as we no longer anticipate collecting amounts from Mondelēz. Additionally, in June 2013, a bill was enacted by the Canadian government, which reduced amounts amortized for income tax purposes. As a result, we recognized $38 million of indemnity income due to the reduction of our long-term liability to Mondelēz. Refer to Note 12 of the Notes to our Audited Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" of this Annual Report for further information.